                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)

                     AES COMUNICACIONES DE VENEZUELA, C.A.,
                           a company jointly owned by
                               The AES Corporation
                                       and
                              Corporacion EDC, C.A.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))

                           AMERICAN DEPOSITARY SHARES
              (EACH REPRESENTING 7 CLASS D SHARES OF COMMON STOCK,
                   NOMINAL VALUE BS. 36.90182224915 PER SHARE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Barry J. Sharp, Senior Vice President and Chief Financial Officer,
                  The AES Corporation, 1001 North 19th Street,
                 Arlington, Virginia 22209; Tel: (703) 522-1315

                                    Copy to:

 Michael E. Gizang, Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square,
                     New York, NY 10036; Tel: (212) 735-2704
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                                     Amount of Filing Fee
   $685,606,656(1)                                            $137,121.33 (2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

         (1) The transaction value is calculated by multiplying the amount of ADSs being sought by the offerors, 28,566,944, by the offer price per ADS, $24.00.
         (2) The amount of filing fee is calculated by multiplying the transaction valuation, $685,606,656, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.


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[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $137,121.33                      Filing Party:  AES Comunicaciones de Venezuela, C.A.
Form or Registration No.: Tender Offer Statement on        Date Filed:    September 25, 2001
                          Schedule TO

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on September 25, 2001, and as amended and supplemented prior to the date hereof (the "Schedule TO"), by AES Comunicaciones de Venezuela, C.A. (the "Purchaser"), a Venezuelan company jointly owned by The AES Corporation ("AES") and Corporacion EDC, C.A., relating to the offer by the Purchaser to purchase 28,566,944 American Depositary Shares ("ADSs") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV"), each ADS representing 7 Class D Shares of common stock of CANTV, for $24.00 in cash per ADS, on the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated September 25, 2001, as amended, and the related ADS Letter of Transmittal, which were attached to the Schedule TO as Exhibits (a)(1)A. and (a)(1)B., respectively (collectively referred to as the "U.S. Offer").

ITEMS 4 AND 11.  TERMS OF THE TRANSACTION; ADDITIONAL INFORMATION.

Items 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

         On November 7, 2001, AES issued a press release announcing that the U.S. Offer and the Purchaser's concurrent offer to purchase in Venezuela 199,968,608 shares of CANTV were terminated.

         The press release is filed as Exhibit (a)(1)M. hereto and incorporated herein by reference.

         All ADSs tendered to date in the U.S. Offer and not previously withdrawn will be returned promptly to the applicable tendering shareholders.

ITEM 12.  EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

        (a)(1)M.  Text of press release issued November 7, 2001.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 7, 2001     AES Comunicaciones de Venezuela, C.A.


                                    /s/ Paul Hanrahan
                                    ----------------------------
                                    Name:  Paul Hanrahan
                                    Title: Director



         Date: November 7, 2001     The AES Corporation


                                    /s/ Paul Hanrahan
                                    ----------------------------
                                    Name:  Paul Hanrahan
                                    Title: Executive Vice President



         Date: November 7, 2001     Corporacion EDC, C.A.


                                    /s/ Paul Hanrahan
                                    ----------------------------
                                    Name:  Paul Hanrahan
                                    Title: Director

                                  EXHIBIT INDEX


Exhibit
Number      Description
--------------------------------------------------------------------------------

(a)(1)A.    U.S. Offer to Purchase dated September 25, 2001*
(a)(1)B.    ADS Letter of Transmittal*
(a)(1)C. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)D. Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*
(a)(1)E. Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*
(a)(1)F.    Notice of Guaranteed Delivery*
(a)(1)G. Text of press release announcing intention to commence the U.S. and Venezuelan offers, dated August 29, 2001*
(a)(1)H. Summary Advertisement as published in The New York Times on September 25, 2001*
(a)(1)I. Text of press release announcing commencement of U.S. and Venezuelan offers, dated September 25, 2001*
(a)(1)J. Text of Notice sent by the Purchaser to ADS holders on October 9, 2001*
(a)(1)K.    Text of Notice sent by the Purchaser to ADS holders dated
            October 12, 2001*
(a)(1)L.    Text of press release issued October 25, 2001*
(a)(1)M.    Text of press release issued November 7, 2001

 ----------
 * Previously Filed



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                                                                Exhibit (a)(1)M.

                           AES TERMINATES TENDER OFFER

ARLINGTON, VA, November 7, 2001 -- The AES Corporation (NYSE: AES) announced that it had terminated its tender offers to purchase shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV). All shares and ADSs of CANTV tendered in the AES offers will be returned to the tender holders. AES added that the actions finally taken by CANTV management in response to its offers improve shareholder value.

Paul Hanrahan, President of AES Americas stated, "The confirmation by CANTV that it will continue with its announced share repurchase program is good for all shareholders. We are also pleased with the SEC filing by Verizon that it will support an improved CANTV dividend policy."

AES added that it intended to participate in the CANTV repurchase program.

Mr. Hanrahan concluded, "From the standpoint of CANTV's minority shareholders the events of the last few months resulted in a positive outcome. The $1 billion of cash held at CANTV is being distributed to all shareholders and Verizon has committed to a much improved dividend policy to distribute cash not needed in the business to shareholders. We are also pleased with the important role the CNV has played in protecting the interests of CANTV's minority shareholders."

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Cameroon, Canada, Chile, China, Colombia, Czech. Republic, Dominican Republic, El Salvador, Georgia, Germany, Hungary, India, Italy, Kazakhstan, the Netherlands, Nigeria, Mexico, Oman, Pakistan, Panama, Qatar, Sri Lanka, Ukraine, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and eighty two facilities totaling over 62 gigawatts of capacity. AES's electricity distribution network has over 946,000 km of conductor and associated rights of way and sells over 135,000 gigawatt hours per year to over 19 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

This news release may include forward-looking statements. Actual events and results may differ materially from those projected. Factors that could affect actual results are discussed in AES's filings with the Securities and Exchange Commission, and readers are encouraged to read those filings to learn more about the risk factors associated with AES's businesses.


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                                    * * * * *

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